Exhibit 12
TEXTRON FINANCIAL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2009		2008		2007		2006		2005
	(Dollars in millions)
(Loss) income from continuing operations before income taxes and noncontrolling interest	$(305)		$(539)		$222		$210		$171

Fixed Charges:
Interest on debt	159		307		397		351		218
Estimated interest portion of rents	2		3		3		3		3

Total fixed charges	161		310		400		354		221

Adjusted (loss) income	$(144)		$(229)		$622		$564		$392
Ratio of earnings to fixed charges (1)	(0.89	)x	(0.74	)x	1.56	x	1.59	x	1.77	x

(1)	The ratio of earnings to fixed charges has been computed by dividing (loss) income from continuing operations before income taxes and noncontrolling interest and fixed charges, by fixed charges. Fixed charges consist of interest on debt and one-third rental expense as representative of interest portion of rentals. Additional earnings of $305 million and $539 million would have been necessary to bring the ratio of earnings to fixed charges to 1.0 in 2009 and 2008, respectively.